Exhibit 99.1

Melco Resorts Announces Unaudited First Quarter 2026 Earnings

MACAU, April 30, 2026 (GLOBE NEWSWIRE) — Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco Resorts” or the “Company”), a developer, owner, and operator of integrated resort facilities in Asia and Europe, today reported its unaudited financial results for the first quarter of 2026.

Total operating revenues for the first quarter of 2026 were US$1.37 billion, representing an increase of approximately 11% from US$1.23 billion for the comparable period in 2025. The increase in total operating revenues was primarily attributable to the improved performance in mass market operations.

Operating income for the first quarter of 2026 was US$179.0 million, compared with US$144.9 million in the first quarter of 2025.

Melco Resorts’ Adjusted Property EBITDA(1) was US$381.0 million in the first quarter of 2026, compared with US$341.0 million in the first quarter of 2025.

Net income attributable to Melco Resorts & Entertainment Limited for the first quarter of 2026 was US$76.8 million, or US$0.20 per American depositary share (“ADS”), compared with US$32.5 million, or US$0.08 per ADS, in the first quarter of 2025. The net loss attributable to noncontrolling interests was US$6.0 million and US$4.8 million during the first quarters of 2026 and 2025, respectively, the majority of which related to Studio City and City of Dreams Mediterranean and Other.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “Melco Resorts’ Adjusted Property EBITDA grew by approximately 12% year-over-year to US$381 million for the first quarter of 2026. In Macau, Property EBITDA grew by approximately 12% year-over-year to US$334 million and Property EBITDA margin improved to approximately 28%. Our efforts continue to center on increasing flow through and profitability while enhancing our competitive positioning with key growth initiatives.

“In the Philippines, City of Dreams Manila exhibited solid performance despite heightened competition and continued industry headwinds that continued into 2026, with Property EBITDA rising by 24% year-over-year. In Cyprus, results at City of Dreams Mediterranean and our satellite casinos were impacted by the conflicts in the Middle East that began in late February, which adversely affected tourism arrivals. We are closely monitoring developments and will remain operationally flexible as we position the business for a recovery in travel demand.”

City of Dreams First Quarter Results

For the quarter ended March 31, 2026, total operating revenues at City of Dreams were US$734.6 million, compared with US$658.1 million in the first quarter of 2025. City of Dreams’ Adjusted EBITDA was US$214.4 million in the first quarter of 2026, compared with US$195.9 million in the first quarter of 2025. The year-over-year increase in Adjusted EBITDA was primarily a result of improved mass market performance and better overall performance in non-gaming operations.

Rolling chip volume increased to US$6.37 billion during the first quarter of 2026, compared with US$6.05 billion in the first quarter of 2025 and win rate was 3.50% in the first quarter of 2026, compared with 3.74% in the first quarter of 2025. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop increased to US$1.71 billion in the first quarter of 2026, compared with US$1.59 billion in the first quarter of 2025 and hold percentage was 31.6% in the first quarter of 2026, compared with 30.2% in the first quarter of 2025.

Gaming machine handle for the first quarter of 2026 was US$1.72 billion, compared with US$0.91 billion in the first quarter of 2025 and win rate was 2.9% in the first quarter of 2026, compared with 3.2% in the first quarter of 2025.

Total non-gaming revenue at City of Dreams in the first quarter of 2026 was US$97.4 million, compared with US$84.1 million in the first quarter of 2025.

Studio City First Quarter Results

For the quarter ended March 31, 2026, total operating revenues at Studio City were US$392.0 million, compared with US$354.5 million in the first quarter of 2025. Studio City’s Adjusted EBITDA was US$111.7 million in the first quarter of 2026, compared with US$97.3 million in the first quarter of 2025. The year-over-year increase in Adjusted EBITDA was primarily a result of better mass market performance.

Mass market table games drop was US$901.3 million in the first quarter of 2026, compared with US$923.9 million in the first quarter of 2025 and hold percentage was 36.9% in the first quarter of 2026, compared with 32.8% in the first quarter of 2025.

Gaming machine handle for the first quarter of 2026 was US$1.09 billion, compared with US$0.87 billion in the first quarter of 2025 and win rate was 3.7% in the first quarter of 2026, compared with 3.8% in the first quarter of 2025.

Total non-gaming revenue at Studio City was US$73.4 million in the first quarter of 2026, compared with US$70.7 million in the first quarter of 2025.

Altira Macau First Quarter Results

For the quarter ended March 31, 2026, total operating revenues at Altira Macau were US$38.1 million, compared with US$27.9 million in the first quarter of 2025. Altira Macau’s Adjusted EBITDA was US$4.1 million in the first quarter of 2026, compared with negative Adjusted EBITDA of US$0.7 million in the first quarter of 2025. The year-over-year change in Adjusted EBITDA was primarily a result of better mass market performance.

Mass market table games drop was US$145.8 million in the first quarter of 2026 compared with US$108.8 million in the first quarter of 2025 and hold percentage was 23.0% in the first quarter of 2026, compared with 22.4% in the first quarter of 2025.

Gaming machine handle for the first quarter of 2026 was US$208.6 million, compared with US$131.6 million in the first quarter of 2025 and win rate was 3.7% in the first quarter of 2026, compared with 2.9% in the first quarter of 2025.

Total non-gaming revenue at Altira Macau was US$5.5 million in the first quarter of 2026, compared with US$5.0 million in the first quarter of 2025.

Mocha First Quarter Results

Prior to the fourth quarter of 2025, the Mocha and Other segment included the operations of Grand Dragon Casino before its closure in September 2025. This segment has been renamed to the Mocha segment from the fourth quarter of 2025 onwards.

Following the government mandated closures in 2025 as described in the prior quarter earnings release, the Mocha segment now includes results for three Mocha Clubs, namely Mocha Inner Harbour, Mocha Golden Dragon and Mocha Hotel Sintra.

Total operating revenues from Mocha were US$15.2 million in the first quarter of 2026, compared with US$30.6 million from Mocha and Other in the first quarter of 2025. Mocha’s Adjusted EBITDA was US$4.2 million in the first quarter of 2026, compared with US$6.8 million for Mocha and Other in the first quarter of 2025.

Gaming machine handle for the first quarter of 2026 was US$381.1 million, compared with US$558.8 million in the first quarter of 2025 and win rate was 4.0% for both first quarters of 2026 and 2025.

City of Dreams Manila First Quarter Results

For the quarter ended March 31, 2026, total operating revenues at City of Dreams Manila were US$105.5 million, compared with US$101.6 million in the first quarter of 2025. City of Dreams Manila’s Adjusted EBITDA was US$37.4 million in the first quarter of 2026, compared with US$30.1 million in the comparable period of 2025. The year-over-year increase in Adjusted EBITDA was primarily a result of better performance in the rolling chip operations.

City of Dreams Manila’s rolling chip volume was US$460.1 million in the first quarter of 2026, compared with US$351.9 million in the first quarter of 2025 and win rate was 5.18% in the first quarter of 2026, compared with 2.98% in the first quarter of 2025. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop decreased to US$132.6 million in the first quarter of 2026, compared with US$145.5 million in the first quarter of 2025 and hold percentage was 33.3% in the first quarter of 2026, compared with 32.6% in the first quarter of 2025.

Gaming machine handle for the first quarter of 2026 was US$0.97 billion, compared with US$1.01 billion in the first quarter of 2025 and win rate was 5.2% in the first quarter of 2026, compared with 5.1% in the first quarter of 2025.

Total non-gaming revenue at City of Dreams Manila in the first quarter of 2026 was US$23.5 million, compared with US$26.6 million in the first quarter of 2025.

City of Dreams Mediterranean and Other First Quarter Results

The Company operates City of Dreams Mediterranean in conjunction with three satellite casinos in Cyprus.

Total operating revenues at City of Dreams Mediterranean and Other for the quarter ended March 31, 2026 were US$65.3 million, compared with US$58.5 million in the first quarter of 2025. City of Dreams Mediterranean and Other’s Adjusted EBITDA was US$9.0 million in the first quarter of 2026, compared with US$11.6 million in the first quarter of 2025.

Rolling chip volume was US$0.2 million for the first quarter of 2026 compared with US$11.9 million in the first quarter of 2025 and win rate was 15.52% in the first quarter of 2026, compared with 3.99% in the first quarter of 2025. The expected rolling chip win rate range is 2.85%-3.15%. The significant movement in the rolling chip win rate resulted from low gaming volumes.

Mass market table games drop was US$121.0 million in the first quarter of 2026, compared with US$145.0 million in the first quarter of 2025 and hold percentage was 27.5% in the first quarter of 2026, compared with 20.0% in the first quarter of 2025.

Gaming machine handle for the first quarter of 2026 was US$635.2 million, compared with US$591.2 million in the first quarter of 2025 and win rate was 5.0% in both first quarters of 2026 and 2025.

Total non-gaming revenue at City of Dreams Mediterranean and Other in the first quarter of 2026 was US$12.8 million, compared with US$18.8 million in the first quarter of 2025.

Other Operations

Other Operations include the Company’s casino operations at City of Dreams Sri Lanka, which opened on August 1, 2025, and provision of management services to the Nüwa hotel at City of Dreams Sri Lanka, which opened to the public on July 15, 2025.

Total operating revenues from Other Operations were US$14.3 million for the quarter ended March 31, 2026. Adjusted EBITDA from Other Operations was US$0.3 million in the first quarter of 2026.

Other Factors Affecting Earnings

Total net non-operating expenses for the first quarter of 2026 were US$101.0 million, which mainly included interest expense of US$111.8 million, partially offset by net foreign exchange gains of US$8.8 million.

Depreciation and amortization costs of US$141.1 million were recorded in the first quarter of 2026, of which US$5.0 million related to the amortization expense for land use rights.

Adjusted EBITDA for Studio City for the three months ended March 31, 2026 referred to above was US$31.7 million more than the Adjusted EBITDA of Studio City reported in the earnings release for Studio City International Holdings Limited (“SCIHL”) dated April 30, 2026 (the “Studio City Earnings Release”). Adjusted EBITDA of Studio City reported in the Studio City Earnings Release includes certain intercompany charges that are not included in Adjusted EBITDA for Studio City reported in this press release. Such intercompany charges include, among other items, fees and shared service charges billed between SCIHL and its subsidiaries and certain subsidiaries of Melco Resorts. Additionally, Adjusted EBITDA of Studio City presented in this press release does not reflect certain gaming concession related costs and certain intercompany costs related to the gaming operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of March 31, 2026 aggregated to US$1.07 billion, including US$124.4 million of restricted cash.

Total debt, net of unamortized deferred financing costs and original issue premiums, was US$6.67 billion at the end of the first quarter of 2026.

During the quarter ended March 31, 2026, MCO Nominee One Limited repaid HK$467.0 million (equivalent to US$59.8 million) principal amount outstanding under its revolving credit facilities, and Studio City Company Limited repaid HK$78.0 million (equivalent to US$10.0 million) principal amount outstanding under its senior secured credit facility.

Available liquidity, including cash and undrawn revolving credit facilities as of March 31, 2026 was approximately US$2.36 billion.

Capital expenditures for the first quarter of 2026 were US$73.6 million, which mainly included costs related to enhancement projects at City of Dreams in Macau.

Share Repurchase Program

During the period from January 1, 2026 to April 29, 2026, Melco Resorts repurchased approximately 2.5 million ADSs (representing approximately 7.6 million ordinary shares) from the open market at an aggregate purchase price of approximately US$13.8 million, under its US$500 million share repurchase program which was approved by its board of directors in 2024 (the “2024 Share Repurchase Program”). The Company has remaining authority to repurchase up to approximately US$210 million of ordinary shares under the 2024 Share Repurchase Program as of April 29, 2026.

Melco Resorts further announces today that its board of directors has approved a new US$500 million share repurchase program (the “2026 Share Repurchase Program”). The new program is effective immediately and is in addition to the 2024 Share Repurchase Program.

The 2026 Share Repurchase Program permits the Company to purchase up to US$500 million of its ordinary shares and/or ADSs over a three-year period commencing from April 30, 2026. Purchases under this authorization may be made from time to time on the open market at prevailing market prices, including pursuant to a trading plan in accordance with Rule 10b-18 and/or Rule 10b5-1 of the Securities Exchange Act of 1934, and/or in privately-negotiated transactions. The timing of the purchases and the amount of shares and/or ADSs purchased will be determined by the Company’s management based on its evaluation of market conditions, trading prices, applicable securities laws and other factors. The 2026 Share Repurchase Program may be suspended, modified or terminated at any time, and the Company has no obligation to repurchase any amounts under the program.

Acquisition of Certain Intellectual Property Rights from the Melco International Group

As previously reported, pursuant to a trademark license agreement (the “Trademark License Agreement”), Melco International Development Limited (“Melco International”), as licensor, granted Melco the license to use certain trademarks in certain territories with a term of 10 years commencing from January 1, 2024 (the “Licensed Trademarks”). Under the Trademark License Agreement, Melco has the option to acquire the Licensed Trademarks on terms to be agreed between the parties.

Melco today announces that it has entered into a sale and purchase agreement with Melco International and one of its subsidiaries to acquire the subsidiary of Melco International that owns the Licensed Trademarks and to acquire all other trademarks, domain names and intellectual property rights held by Melco International or any of its subsidiaries (excluding the Company and its subsidiaries) which are now or have in the past been used in the business or operations of the Company or its subsidiaries for cash consideration in the amount of US$375.0 million (the “Transaction”), with US$300.0 million to be paid at signing, which occurred today, and the balance to be paid at the closing of the Transaction.

Entry into the sale and purchase agreement in respect of the Transaction was unanimously approved by the disinterested members of the Audit and Risk Committee of the Company. An independent professional valuation services firm was engaged to assist in the evaluation process.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its first quarter 2026 financial results on Thursday, April 30, 2026 at 8:30 a.m. Eastern Time (or 8:30 p.m. Singapore Time).

To join the conference call, please register in advance using the below Online Registration Link. Upon registering, each participant will receive the dial-in numbers, passcode and a unique Personal PIN which can be used to join the conference.

Online Registration Link: https://s1.c-conf.com/diamondpass/10054138-v260p1.html

An audio webcast and replay of the conference call will also be available at http://www.melco-resorts.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) changes in the gaming market and visitations in Macau, the Philippines, the Republic of Cyprus and Sri Lanka, (ii) local and global economic conditions, (iii) capital and credit market volatility, (iv) our anticipated growth strategies, (v) risks associated with the implementation of the amended Macau gaming law by the Macau government, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

1.

“Adjusted EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), integrated resort and casino rent and other non-operating income and expenses. “Adjusted Property EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, integrated resort and casino rent, Corporate and Other expenses and other non-operating income and expenses. Adjusted EBITDA and Adjusted Property EBITDA, which are non-GAAP financial measures, are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA and Adjusted Property EBITDA to measure the operating performance of our segments and to compare the operating performance of our properties with those of our competitors.

The Company also presents Adjusted EBITDA and Adjusted Property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported similar measures as supplements to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or International Financial Reporting Standards. However, Adjusted EBITDA and Adjusted Property EBITDA should not be considered as alternatives to operating income/loss as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income/loss, Adjusted EBITDA and Adjusted Property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company recognizes these limitations and uses Adjusted EBITDA and Adjusted Property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income/loss, net income/loss, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA or Adjusted Property EBITDA. Also, the Company’s calculation of Adjusted EBITDA and Adjusted Property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. The use of Adjusted Property EBITDA and Adjusted EBITDA has material limitations as an analytical tool, as Adjusted Property EBITDA and Adjusted EBITDA do not include all items that impact our net income/loss. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. Reconciliations of Adjusted EBITDA and Adjusted Property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

2.

“Adjusted net income/loss” is net income/loss before pre-opening costs, development costs and property charges and other, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share (“EPS”), which are non-GAAP financial measures, are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income/loss and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO), is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates City of Dreams (www.cityofdreamsmacau.com) and Altira Macau (www.altiramacau.com), integrated resorts located in Cotai and Taipa, Macau, respectively. Its business also includes the Mocha Clubs (www.mochaclubs.com), the only non-casino based operation of electronic gaming machines in Macau. In addition, the Company operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, the Company operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), an integrated resort in the Entertainment City complex in Manila. In Europe, the Company operates City of Dreams Mediterranean, an integrated resort in Limassol, in the Republic of Cyprus (www.cityofdreamsmed.com.cy) and licensed satellite casinos in other cities in Cyprus (the “Cyprus Casinos”). In South Asia, the Company operates the casino and manages the Nüwa hotel at City of Dreams Sri Lanka (www.cityofdreamssrilanka.com), an integrated resort in Colombo, Sri Lanka. For more information about the Company, please visit www.melco-resorts.com.

The Company is majority owned by Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited, which is in turn majority owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended March 31,
	2026	2025
Operating revenues:
Casino	$1,150,333	$1,024,412
Rooms	108,454	105,139
Food and beverage	65,778	75,548
Entertainment, retail and other	42,149	27,209

Total operating revenues	1,366,714	1,232,308

Operating costs and expenses:
Casino	(729,070)	(662,657)
Rooms	(39,365)	(35,625)
Food and beverage	(61,913)	(61,097)
Entertainment, retail and other	(23,189)	(13,787)
General and administrative	(179,623)	(154,950)
Payments to the Philippine Parties	(9,374)	(9,239)
Pre-opening costs	(291)	(14,041)
Development costs	(1,022)	(3,424)
Amortization of land use rights	(4,976)	(5,002)
Depreciation and amortization	(136,088)	(125,421)
Property charges and other	(2,828)	(2,195)

Total operating costs and expenses	(1,187,739)	(1,087,438)

Operating income	178,975	144,870

Non-operating income (expenses):
Interest income	992	2,876
Interest expense, net of amounts capitalized	(111,818)	(119,506)
Other financing costs	(1,743)	(2,083)
Foreign exchange gains, net	8,839	5,602
Other income, net	2,755	600

Total non-operating expenses, net	(100,975)	(112,511)

Income before income tax	78,000	32,359
Income tax expense	(7,120)	(4,612)

Net income	70,880	27,747
Net loss attributable to noncontrolling interests	5,952	4,785

Net income attributable to Melco Resorts & Entertainment Limited	$76,832	$32,532

Net income attributable to Melco Resorts & Entertainment Limited per share:
Basic	$0.066	$0.026

Diluted	$0.065	$0.026

Net income attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$0.197	$0.078

Diluted	$0.195	$0.078

Weighted average shares outstanding used in net income attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,170,274,674	1,249,814,229

Diluted	1,180,395,607	1,252,942,136

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

(In thousands, except share and per share data)

	March 31,	December 31,
	2026	2025
ASSETS
Current assets:
Cash and cash equivalents	$942,366	$1,023,199
Accounts receivable, net	138,964	126,405
Receivables from affiliated companies	2,193	887
Inventories	36,203	36,919
Prepaid expenses and other current assets	77,668	81,790

Total current assets	1,197,394	1,269,200

Property and equipment, net	5,052,271	5,157,443
Intangible assets, net	259,784	270,903
Goodwill	23,324	23,490
Long-term prepayments, deposits and other assets, net	126,979	129,428
Restricted cash	124,357	125,235
Operating lease right-of-use assets	75,788	76,935
Land use rights, net	536,240	545,054

Total assets	$7,396,137	$7,597,688

LIABILITIES AND DEFICIT
Current liabilities:
Accounts payable	$18,601	$25,910
Accrued expenses and other current liabilities	978,340	1,076,150
Income tax payable	22,746	29,208
Operating lease liabilities, current	16,802	18,998
Finance lease liabilities, current	32,288	33,327
Current portion of long-term debt, net	348,735	—
Payables to affiliated companies	13,534	719

Total current liabilities	1,431,046	1,184,312

Long-term debt, net	6,324,187	6,747,918
Other long-term liabilities	283,013	309,799
Deferred tax liabilities, net	35,965	34,590
Operating lease liabilities, non-current	76,233	76,108
Finance lease liabilities, non-current	140,225	148,590

Total liabilities	8,290,669	8,501,317

Deficit:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,351,540,382 and 1,351,540,382 shares issued; 1,164,874,654 and 1,172,055,466 shares outstanding, respectively	13,515	13,515
Treasury shares, at cost; 186,665,728 and 179,484,916 shares, respectively	(369,989)	(356,835)
Additional paid-in capital	2,995,669	2,988,714
Accumulated other comprehensive losses	(107,141)	(63,712)
Accumulated losses	(3,751,452)	(3,828,284)

Total Melco Resorts & Entertainment Limited shareholders’ deficit	(1,219,398)	(1,246,602)
Noncontrolling interests	324,866	342,973

Total deficit	(894,532)	(903,629)

Total liabilities and deficit	$7,396,137	$7,597,688

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net Income Attributable to Melco Resorts & Entertainment Limited (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended March 31,
	2026	2025
Net income attributable to Melco Resorts & Entertainment Limited	$76,832	$32,532
Pre-opening costs	291	14,041
Development costs	1,022	3,424
Property charges and other	2,828	2,195
Income tax impact on adjustments	(9)	(243)
Noncontrolling interests impact on adjustments	(105)	(864)

Adjusted net income attributable to Melco Resorts & Entertainment Limited	$80,859	$51,085

Adjusted net income attributable to Melco Resorts & Entertainment Limited per share:
Basic	$0.069	$0.041

Diluted	$0.069	$0.041

Adjusted net income attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$0.207	$0.123

Diluted	$0.206	$0.122

Weighted average shares outstanding used in adjusted net income attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,170,274,674	1,249,814,229

Diluted	1,180,395,607	1,252,942,136

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Three Months Ended March 31, 2026
	City of Dreams	Studio City	Altira Macau	Mocha (3)	City of Dreams Manila	City of Dreams Mediterranean and Other	Other Operations (4)	Corporate and Other	Total
Operating income (loss)	$155,680	$55,129	$1,078	$3,105	$21,396	$(4,613)	$(4,777)	$(48,023)	$178,975
Payments to the Philippine Parties	—	—	—	—	9,374	—	—	—	9,374
Integrated resort and casino rent (5)	—	—	—	—	1,536	—	1,792	—	3,328
Pre-opening costs	257	1	—	—	—	—	33	—	291
Development costs	—	—	—	—	—	—	—	1,022	1,022
Depreciation and amortization	56,458	55,994	770	1,051	4,780	13,472	3,208	5,331	141,064
Share-based compensation	1,545	410	114	41	255	36	23	4,142	6,566
Property charges and other	417	202	2,092	14	44	59	—	—	2,828

Adjusted EBITDA	214,357	111,736	4,054	4,211	37,385	8,954	279	(37,528)	343,448
Corporate and Other expenses	—	—	—	—	—	—	—	37,528	37,528

Adjusted Property EBITDA	$214,357	$111,736	$4,054	$4,211	$37,385	$8,954	$279	$—	$380,976

	Three Months Ended March 31, 2025
	City of Dreams	Studio City	Altira Macau	Mocha and Other (3)	City of Dreams Manila	City of Dreams Mediterranean and Other	Other Operations (4)	Corporate and Other (4)	Total
Operating income (loss)	$137,492	$38,126	$(2,443)	$5,720	$13,524	$(472)	$(5,449)	$(41,628)	$144,870
Payments to the Philippine Parties	—	—	—	—	9,239	—	—	—	9,239
Integrated resort and casino rent (5)	—	—	—	—	1,684	—	1,791	—	3,475
Pre-opening costs (6)	8,476	155	—	—	—	—	3,619	—	12,250
Development costs	—	—	—	—	—	—	—	3,424	3,424
Depreciation and amortization	49,539	56,748	527	1,027	5,358	11,998	—	5,226	130,423
Share-based compensation	1,297	338	98	44	216	100	10	4,687	6,790
Property charges and other	(896)	1,955	1,129	—	34	(14)	—	(13)	2,195

Adjusted EBITDA	195,908	97,322	(689)	6,791	30,055	11,612	(29)	(28,304)	312,666
Corporate and Other expenses (4)	—	—	—	—	—	—	—	28,304	28,304

Adjusted Property EBITDA	$195,908	$97,322	$(689)	$6,791	$30,055	$11,612	$(29)	$—	$340,970

(3)	Mocha and Other segment included the operation of the Grand Dragon Casino before its closure and was changed to Mocha segment effective on September 23, 2025.
(4)

Effective from August 1, 2025, the Company’s casino operations at City of Dreams Sri Lanka, which commenced business on August 1, 2025, and provision of management services to operate certain floors of the hotel tower at City of Dreams Sri Lanka which opened to the public on July 15, 2025 were previously reported under the Corporate and Other category, has been included in the Other Operations segment for the period ended March 31, 2025. City of Dreams Sri Lanka is an integrated resort in Colombo, Sri Lanka, developed by a subsidiary of John Keells Holdings PLC, an independent third party.

(5)	Integrated resort and casino rent represents land rent and variable lease costs to Belle Corporation and casino rent to a subsidiary of John Keells Holdings PLC.
(6)	Certain amounts of pre-opening costs are grouped and reported under the line item Integrated resort and casino rent.

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Three Months Ended March 31,
	2026	2025
Net income attributable to Melco Resorts & Entertainment Limited	$76,832	$32,532
Net loss attributable to noncontrolling interests	(5,952)	(4,785)

Net income	70,880	27,747
Income tax expense	7,120	4,612
Interest and other non-operating expenses, net	100,975	112,511
Depreciation and amortization	141,064	130,423
Property charges and other	2,828	2,195
Share-based compensation	6,566	6,790
Development costs	1,022	3,424
Pre-opening costs (6)	291	12,250
Integrated resort and casino rent (5)	3,328	3,475
Payments to the Philippine Parties	9,374	9,239

Adjusted EBITDA	343,448	312,666
Corporate and Other expenses (4)	37,528	28,304

Adjusted Property EBITDA	$380,976	$340,970

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended March 31,
	2026	2025
Room Statistics:
City of Dreams
Average daily rate (7)	$229	$218
Occupancy per available room	99%	98%
Revenue per available room (8)	$226	$213
Studio City
Average daily rate (7)	$179	$169
Occupancy per available room	98%	99%
Revenue per available room (8)	$176	$166
Altira Macau
Average daily rate (7)	$135	$134
Occupancy per available room	98%	97%
Revenue per available room (8)	$132	$130
City of Dreams Manila
Average daily rate (7)	$148	$159
Occupancy per available room	96%	95%
Revenue per available room (8)	$142	$150
City of Dreams Mediterranean and Other
Average daily rate (7)	$415	$358
Occupancy per available room	41%	57%
Revenue per available room (8)	$171	$206
Other Information:
City of Dreams
Average number of table games	448	430
Average number of gaming machines	808	627
Table games win per unit per day (9)	$18,924	$18,259
Gaming machines win per unit per day (10)	$692	$508
Studio City
Average number of table games	253	253
Average number of gaming machines	964	797
Table games win per unit per day (9)	$14,619	$13,320
Gaming machines win per unit per day (10)	$468	$458
Altira Macau
Average number of table games	32	37
Average number of gaming machines	287	135
Table games win per unit per day (9)	$11,606	$7,321
Gaming machines win per unit per day (10)	$299	$310
Mocha and Other(3)
Average number of table games	—	15
Average number of gaming machines	425	855
Table games win per unit per day (9)	$—	$6,894
Gaming machines win per unit per day (10)	$403	$288
City of Dreams Manila
Average number of table games	264	269
Average number of gaming machines	2,264	2,273
Table games win per unit per day (9)	$2,862	$2,399
Gaming machines win per unit per day (10)	$249	$250
City of Dreams Mediterranean and Other
Average number of table games	107	106
Average number of gaming machines	920	887
Table games win per unit per day (9)	$3,445	$3,093
Gaming machines win per unit per day (10)	$382	$372

(7)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(8)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(9)

Table games win per unit per day is shown before discounts, commissions, other incentives and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(10)	Gaming machines win per unit per day is shown before other incentives and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis